UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 1)*

HANA BIOSCIENCES, INC.
(Name of Issuer) Common Stock, $0.001 par value per share
(Title of Class of Securities) 40963P105
(CUSIP Number)

James E. Flynn
Deerfield Capital, L.P.
780 Third Avenue, 37th Floor
New York, New York  10017
(212) 551-1600

With a copy to:

Mark I. Fisher, Esq.
Elliot Press, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) June 7, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 21 Pages)

SCHEDULE 13D
CUSIP No. 40963P105	Page 2 of 21 Pages

1	NAME OF REPORTING PERSONS Deerfield Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,063,455 Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,063,455 Shares (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,063,455 Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.82% (3)
14	TYPE OF REPORTING PERSON PN

(1)  Comprised of an aggregate of 14,057,212 shares of common stock, warrants to purchase 1,298,945 shares of common stock and  27,707,298 shares of common stock issuable upon the conversion of an aggregate of 35,687 shares of Series A-1 Convertible Preferred Stock held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P.

(2)  See footnote 18 in Item 5 below.

(3)  Based on 84,844,815 outstanding shares of common stock of the Company as of June 4, 2010, as set forth in the Investment Agreement (as defined in Item 4 below), a copy of which is attached as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 11, 2010.

SCHEDULE 13D
CUSIP No. 40963P105	Page 3 of 21 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,836,837 Shares (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,836,837 Shares (2)(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,836,837 Shares (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.42% (5)
14	TYPE OF REPORTING PERSON PN

(4)    Comprised of  1,924,316 shares of common stock, warrants to purchase 85,658 shares of common stock and 1,826,863 shares of common stock issuable upon the conversion of 2,353 shares of Series A-1 Convertible Preferred Stock.

(5)   See footnote 3 above.

SCHEDULE 13D
CUSIP No. 40963P105	Page 4 of 21 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,023,855 Shares (6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,023,855 Shares (2)(6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,023,855 Shares (6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.78% (7)
14	TYPE OF REPORTING PERSON PN

(6)  Comprised of  4,646,899 shares of common stock, warrants to purchase 464,689 shares of common stock and 9,912,267 shares of common stock issuable upon the conversion of 12,767 shares of Series A-1 Convertible Preferred Stock.

(7)  See footnote 3 above.

SCHEDULE 13D
CUSIP No. 40963P105	Page 5 of 21 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,202,762 Shares (8)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,202,762 Shares (2)(8)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,202,762 Shares (8)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.83% (9)
14	TYPE OF REPORTING PERSON PN

(8)  Comprised of  7,485,997 shares of common stock, warrants to purchase 748,598 shares of common stock and 15,968,167 shares of common stock issuable upon the conversion of 20,567 shares of Series A-1 Convertible Preferred Stock.

(9)  See footnote 3 above.

SCHEDULE 13D
CUSIP No. 40963P105	Page 6 of 21 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,957,400 Shares (10)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,957,400 Shares (2)(10)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,957,400 Shares (10)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.87% (11)
14	TYPE OF REPORTING PERSON PN

(10)  Comprised of 3,451,799 shares of common stock, warrants to purchase 156,999 shares of common stock and 3,348,602 shares of common stock issuable upon the conversion of 4,313 shares of Series A-1 Convertible Preferred Stock held by Deerfield Special Situations Fund International Limited.

(11)  See footnote 3 above.

SCHEDULE 13D
CUSIP No. 40963P105	Page 7 of 21 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,957,400 Shares (12)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,957,400 Shares (2)(12)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,957,400 Shares (12)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.87% (13)
14	TYPE OF REPORTING PERSON CO

(12)  Comprised of  3,451,799 shares of common stock, warrants to purchase 156,999 shares of common stock and 3,348,602 shares of common stock issuable upon the conversion of 4,313 shares of Series A-1 Convertible Preferred Stock.

(13)  See footnote 3 above.

SCHEDULE 13D
CUSIP No. 40963P105	Page 8 of 21 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,020,854 Shares (14)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,020,854 Shares (2)(14)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,020,854 Shares (14)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.62% (15)
14	TYPE OF REPORTING PERSON IN

(14)  Comprised of an aggregate of 17,509,011 shares of common stock, warrants to purchase 1,455,944 shares of common stock and, 31,055,899 shares of common stock issuable upon the conversion of an aggregate of 40,000 shares of Series A-1 Convertible Preferred Stock held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P. and Deerfield Special Situations Fund International Limited.

(15)  See footnote 3 above.

CUSIP No. 40963P105	Page 9 of 21

The Schedule 13D filed on October 19, 2009 by (i) Deerfield Capital, L.P. (“Deerfield Capital”), (ii) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (iii) Deerfield Private Design Fund, L.P. (“Deerfield Private Design Fund”), (iv) Deerfield Private Design International, L.P. (“Deerfield Private Design International”), (v) Deerfield Management Company, L.P. (“Deerfield Management”), (vi) Deerfield Special Situations Fund International Limited (“Deerfield Special Situations International”) and (vii) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Capital, Deerfield Special Situations Fund, Deerfield Private Design Fund, Deerfield Private Design International, Deerfield Management and Deerfield Special Situations International, the “Reporting Persons”), with respect to the securities of Hana Biosciences, Inc. is hereby amended by this Amendment No. 1. Only those items hereby reported in this Amendment No. 1 are amended and all other items remain unchanged.

Items 2(a), 2(b) and 2(f) of the Schedule 13D are amended and restated as follows:

Item 2.	Identity and Background

(a)	This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by the Reporting Persons.

The Reporting Persons and Warburg Pincus Private Equity X, L.P. and certain affiliated persons of Warburg Pincus Private Equity X, L.P. (“Warburg”) may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) of the Exchange Act as a result of certain provisions of the Voting Agreement described in Item 4 of this Statement.  The Reporting Persons do not expressly affirm membership in a group with Warburg.  The Reporting Persons disclaim beneficial ownership of the securities of the Company held by Warburg.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any shares of securities of the Company beneficially owned by the Warburg Purchasers for purposes of Section 13(d) of the Exchange Act, the rules promulgated thereunder or for any other purpose.

The shares of Common Stock beneficially owned by the Reporting Persons when added to the shares of Common Stock underlying the Series A-1 Preferred Stock acquired pursuant to the Investment Agreement (as defined in Item 4 below) by the Warburg Purchaser representing an aggregate beneficial ownership of approximately 83% of the outstanding shares of Common Stock, subject to the limitations on conversion of the Series A-1 Preferred Stock as described in footnote 18 of Item 5.  It is the understanding of the Reporting Persons that the Warburg Purchasers have or will make a separate filing pursuant to the Exchange Act to report their beneficial ownership.

(b)
The address of the principal business and/or principal office of Deerfield Capital, Deerfield Special Situations Fund, Deerfield Private Design Fund, Deerfield Private Design International, Deerfield Management and Flynn is 780 Third Avenue, 37th Floor, New York, New York 10017.  The address of the principal business and/or principal office of Deerfield Special Situations International is c/o Citi Hedge Fund Services (B.V.I.) Ltd., Bison Court, P.O. Box 3460, Road Town, Tortola, D8, British Virgin Islands.

CUSIP No. 40963P105	Page 10 of 21

(f)
Deerfield Capital, Deerfield Management, Deerfield Special Situations Fund and Deerfield Private Design Fund are each organized under the laws of Delaware.  Deerfield Special Situations International and Deerfield Private Design International are organized under the laws of the British Virgin Islands.  Flynn is a citizen of the United States of America.

Item 3 of the Schedule 13D is amended as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

Deerfield Special Situations Fund utilized available cash assets in the amount of approximately $235,300 to acquire 2,353 shares of Series A-1 Convertible Preferred Stock of the Company (the "Series A-1 Preferred Stock") which is convertible into 1,826,863 shares of Common Stock as of June 7, 2010 reported herein as being held by it.  Deerfield Private Design Fund utilized available cash assets in the amount of approximately $1,276,700 to acquire 12,767 shares of Series A-1 Preferred Stock which is convertible into 9,912,267 shares of Common Stock reported herein as being held by it.  Deerfield Private Design International utilized available cash assets in the amount of approximately $2,056,700 to acquire the 20,567 shares of Series A-1 Preferred Stock which is convertible into 15,968,167 shares of Common Stock reported herein as being held by it.  Deerfield Special Situations International utilized available cash assets in the amount of approximately $431,300 to acquire the 4,313 shares of Series A-1 Preferred Stock which is convertible into 3,348,602 shares of Common Stock reported herein as being held by it.  Cash funds for the purchase of the Series A-1 Preferred Stock were derived from general working capital, and includes funds provided by investors in Deerfield Special Situations Fund, Deerfield Private Design Fund, Deerfield Private Design International and Deerfield Special Situations International, respectively.

Item 4 of the Schedule 13D is amended and restated as follows:

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock, the warrants to purchase shares of Common Stock and the Series A-1 Preferred Stock solely for investment purposes.

Investment Agreement

On June 7, 2010, the Company entered into an Investment Agreement (the “Investment Agreement”) with Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. (together, the “Warburg Purchasers”), and Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Special Situation Fund, L.P., and Deerfield Special Situations Fund International Limited (collectively, the “Deerfield Purchasers,” and together with the Warburg Purchasers, the “Purchasers”).  Pursuant to the terms of the Investment Agreement, on June 7, 2010, the Company issued and sold to the Purchasers an aggregate of 400,000 shares of the Company’s newly-designated Series A-1 Convertible Preferred Stock, stated value $100 per share (the “Series A-1 Preferred Stock”), at a per share purchase price of $100 for an aggregate purchase price of $40,000,000.  Collectively, the Warburg Purchasers purchased 360,000 shares of Series A-1 Preferred Stock at an aggregate purchase price of $36,000,000, and the Deerfield Purchasers purchased 40,000 shares at an aggregate purchase price of $4,000,000.

CUSIP No. 40963P105	Page 11 of 21

The Investment Agreement provides that the Warburg Purchasers have the right, but not the obligation, to make additional investments in the Company in the event the Company obtains Stockholder Approval (as defined below) of certain amendments to its certificate of incorporation by December 7, 2010 (the “Stockholder Approval Outside Date”), as follows:

•
At any time prior to the date  the Company receives marketing approval from the U.S. Food and Drug Administration for any of its product candidates (the “Marketing Approval Date”), the Warburg Purchasers may purchase up to an additional 200,000 shares of Series A-1 Preferred Stock at a purchase price of $100 per share for an aggregate purchase price of $20,000,000 (the “Additional Series A-1 Investment”), which purchases shall be in tranches of at least 100,000 shares; and

•
At any time beginning 15 days and within 120 days following the date of the Marketing Approval Date, the Warburg Purchasers may purchase up to an aggregate of 400,000 shares of the Company’s newly-designated Series A-2 Convertible Preferred Stock, stated value $100 per share (the “Series A-2 Preferred Stock” and together with the Series A-1 Preferred Stock, the “Series A Preferred Stock”)), at a per share purchase price of $100 and an aggregate purchase price of $40,000,000 (the “Series A-2 Investment”), which purchases shall be in tranches of at least 100,000 shares.

If the Company does not receive Stockholder Approval by the Stockholder Approval Outside Date, then the Investment Agreement provides that the Warburg Purchasers have the right, but not the obligation, to purchase up to an additional 200,000 shares of Series A Preferred Stock at any time prior to Marketing Approval, and up to 400,000 shares of Series A-1 Preferred Stock at any time beginning 15 days and within 120 days following the Marketing Approval Date, in each case at a per share price of $100 (each a “Subsequent Series A-1 Investment”).

To the extent that the Warburg Purchasers elect to make an Additional Series A-1 Investment, a Series A-2 Investment or a  Subsequent Series A-1 Investment, the Deerfield Purchasers have the right, but not the obligation, to purchase 10% (the “Participation Rights”) of such additional Series A-1 Preferred Stock and Series A-2 Preferred Stock that would have been purchased by the Warburg Purchasers in the Additional Series A-1 Investment, the Series A-2 Investment and the Subsequent Series A-1 Investment.  If the Deerfield Purchasers exercise their Participation Rights, those rights must be exercised in full.  If the Deerfield Purchasers fail to exercise any of its Participation Rights, then those Participation Rights will terminate.

Pursuant to the Investment Agreement, the Warburg Purchasers have agreed not to take any action to remove the Deerfield Purchasers’ Board designee as a member of the Board prior to December 9, 2010.

The Deerfield Purchasers have agreed, subject to certain exceptions, not to transfer the Series A Preferred Stock and Series A-2 Preferred Stock and underlying shares of Common Stock purchased under the Investment Agreement for a period of one year from the applicable closing date on which such shares were acquired, provided that such restriction will lapse if Stockholder Approval is not obtained by the Stockholder Approval Outside Date.  The Deerfield Purchasers also agreed not to acquire other securities of the Company (other than pursuant to the Investment Agreement) for a period ending December 7, 2011, provided that such restriction shall terminate on the date the Company materially breaches the Investment Agreement, fails to obtain Stockholder Approval by the Stockholder Approval Outside Date or the Board of Directors pursues a buyout transaction or a change of control of the Company.  The Deerfield Purchasers will also have the right to participate in future offerings by the Company for a period of five years, but such right terminates in the event that the Deerfield Purchasers fail to exercise any of their Participation Rights.

CUSIP No. 40963P105	Page 12 of 21

The foregoing summary of the Investment Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Investment Agreement, a copy of which is attached as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 11, 2010, and which is incorporated herein by reference.

Terms of Series A-1 Preferred Stock

The terms, conditions, privileges, rights and preferences of the Series A-1 Preferred Stock are described in a Certificate of Designation filed with the Secretary of State of Delaware on June 7, 2010 (the “Series A-1 Certificate”).  The Series A-1 Preferred Stock will, with respect to both dividend rights and rights upon a liquidation or change of control, rank senior to all junior stock, including the Common Stock, and on parity with all parity stock, including the Series A-2 Preferred Stock.

Until such time as the Company obtains the requisite approval of its stockholders to amend its certificate of incorporation to (i) increase the authorized number of shares of Common Stock, (ii) effect a reverse split of its Common Stock at a ratio to be agreed upon with the Warburg Purchasers, and (iii) provide that the number of authorized shares of Common Stock may be increased or decreased by the affirmative vote of the holders of a majority of the issued and outstanding Common Stock and preferred stock, voting together as one class, notwithstanding the provisions of Section 242(b)(2) of the Delaware General Corporation Law (the “Stockholder Approval”), the Series A-1 Preferred Stock shall have the terms described in Annex I of the Series A-1 Certificate (the “Series A-1 Initial Terms”), including the 400,000 shares of Series A-1 Preferred Stock sold to the Purchasers on June 7, 2010.  If Stockholder Approval is not obtained by the Stockholder Approval Outside Date, then the Initial Terms shall continue to apply to all outstanding shares of Series A-1 Preferred Stock and any shares of Series A-1 Preferred Stock thereafter issued in connection with any Subsequent Series A-1 Investment.  However, if Stockholder Approval is obtained on or before the Stockholder Approval Outside Date, then any outstanding shares of Series A-1 Preferred Stock shall thereafter be subject to the terms described on Annex II of the Series A-1 Certificate (the “Series A-1 Revised Terms”), and any shares of Series A-1 Preferred Stock issued in connection with an Additional Series A-1 Investment shall be subject to the Revised Terms.

The Revised Series A-1 Terms, which will govern the Series A-1 Preferred Stock from and after the time Stockholder Approval is obtained, provide that the Series A-1 Preferred Stock would be convertible into shares of Common Stock at a conversion price of $0.184 per share (subject to adjustment in certain circumstances) (the “Revised Series A-1 Conversion Price”).  The stated value of each share of Series A-1 Preferred Stock would accrete at a rate of 9% per annum, compounded quarterly, for a five-year term; thereafter cash dividends would become payable at a rate of 9% of the accreted stated value per annum, payable quarterly.  Upon the occurrence and during the continuance of a “special triggering event,” the accretion rate and the dividend rate on the Series A-1 Preferred Stock would increase to 12% per annum, compounded quarterly.  Upon any liquidation of the Company, holders of the Series A-1 Preferred Stock would be entitled to receive a liquidation preference per share equal to the greater of (i) 100% of the then-accreted value of the Series A-1 Preferred Stock and (ii) the amount which the holder would have received if the Series A-1 Preferred Stock had been converted into Common Stock at the Revised Series A-1 Conversion Price immediately prior to the liquidation.  Similar rights would apply upon any change of control in the Company (although the liquidation preference would be calculated assuming the liquidation occurred on the fifth anniversary of the date of issuance).  Unlike under the Initial Series A-1 Terms, the Series A-1 Preferred Stock would not be redeemable under the Revised Series A-1 Terms.

CUSIP No. 40963P105	Page 13 of 21

Prior to the time Stockholder Approval is obtained, the Series A-1 Preferred Stock (including the initial 400,000 shares sold to the Purchasers on June 7, 2010) will be governed by the Initial Series A-1 Terms.  Under the Initial Series A-1 Terms, the Series A-1 Preferred Stock is convertible into shares of the Common Stock at a conversion price of $0.1288 per share (subject to adjustment in certain circumstances) (the “Initial Series A-1 Conversion Price”), subject to limitations on the number of shares of Common Stock available for issuance, which shall not be less than 90,000,000 shares.  The stated value of each share of Series A-1 Preferred Stock, which is initially $100 per share, accretes at a rate of 12% per annum (increasing by 0.5% annually) for a seven-year term, compounded quarterly.  Following such seven year term, the holders are thereafter entitled to cash dividends at a rate of 15.5% of the accreted stated value per annum, payable quarterly.  Upon the occurrence and during the continuance of a “special triggering event”, the accretion rate and the dividend rate on the Series A-1 Preferred Stock would increase by 3% per annum, compounded quarterly.  Upon any liquidation of the Company, holders of the Series A-1 Preferred Stock would be entitled to receive a liquidation preference per share equal to the greater of (i) 250% of the then-accreted value of the Series A-1 Preferred Stock and (ii) the amount which the holder would have received if the Series A-1 Preferred Stock had been converted immediately prior to the liquidation (at a conversion price equal to $0.1288, subject to adjustment).  Similar rights would apply upon any “change of control” of the Company (although the liquidation preference would be calculated assuming the liquidation occurred on the seventh anniversary of the date of issuance).  In addition, if Stockholder Approval is not obtained by the Stockholder Approval Outside Date, then the holders of the Series A-1 Preferred Stock would thereafter have the right to require the Company to redeem the Series A-1 Preferred Stock at a redemption price equal to the greater of (i) 250% of the then-accreted value of the Series A-1 Preferred Stock plus any unpaid dividends accrued thereon or (ii) the product obtained by multiplying the then-current market value of the underlying Common Stock by the number of shares of Common Stock then issuable upon conversion of each Series A-1 Preferred Stock.

The foregoing summary of the Series A-1 Certificate is not intended to be complete and is qualified in its entirety by reference to the full text of the Series A-1 Certificate, a copy of which is attached as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on June 11, 2010, and which is incorporated herein by reference.

Terms of Series A-2 Preferred Stock

The terms, conditions, privileges, rights and preferences of the Series A-2 Preferred Stock are described in a Certificate of Designation filed with the Secretary of State of Delaware on June 7, 2010 (the “Series A-2 Certificate”). The terms of the Series A-2 Preferred Stock, which is only issuable to the extent Stockholder Approval is obtained by the Stockholder Approval Outside Date, are identical to the Revised Series A-1 Terms, except that the Series A-2 Preferred Stock would be convertible into Common Stock at a conversion price equal to $0.276 per share.

CUSIP No. 40963P105	Page 14 of 21

The foregoing summary of the Series A-2 Certificate is not intended to be complete and is qualified in its entirety by reference to the full text of the Series A-2 Certificate, a copy of which is attached as Exhibit 3.2 to the Company's Current Report on Form 8-K filed on June 11, 2010, and which is incorporated herein by reference.

Voting Agreement

The Deerfield Purchasers and the Warburg Purchasers entered into a Voting Agreement (the "Voting Agreement") dated as of June 7, 2010 whereby, until the earlier of Stockholder Approval or December 7, 2010, the Deerfield Purchasers agreed to vote at meetings of stockholders of the Company in favor of certain proposals and transactions contemplated by the Investment Agreement and against any action or agreement that would impair the Company ability to obtain a vote in favor of certain proposals and transactions or that would otherwise impair, impede or delay transactions contemplated by the Investment Agreement.

The foregoing summary of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached hereto as Exhibit 99.13.

Registration Rights Agreement

Pursuant to the terms of a Registration Rights Agreement (the "Registration Rights Agreement") dated June 7, 2010, among the Company and the Purchasers, the Company agreed to file and cause to become and remain effective at all times following the first anniversary of the date of the Investment Agreement a registration statement covering the Series A Preferred Stock and the Common Stock issuable upon conversion of the Series A Preferred Stock.  The expenses of the filing of such registration statement (including any expenses of the Purchasers) will be borne by the Company.

The foregoing summary of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached as Exhibit 10.3 to the Company's Current Report on Form 8-K filed on June 11, 2010, and which is incorporated herein by reference.

Amendment to Facility Agreement

The Company and the Deerfield Purchasers had previously entered into a Facility Agreement dated October 30, 2007 (the “Facility Agreement”) that provided for the Company to borrow from the Deerfield Purchasers up to an aggregate of $30,000,000, secured by a senior security interest in all of the Company assets.  In connection with the entry into the Investment Agreement, on June 7, 2010, the Company and the Deerfield Purchasers entered into that First Amendment to Facility Agreement (the “Facility Amendment”).  Among other items, pursuant to the Facility Agreement, the maturity date of the outstanding principal outstanding pursuant to the loan under the Facility Agreement was extended from October 30, 2012 to June 30, 2015.

The foregoing summaries of the Facility Agreement and Facility Amendment are not intended to be complete and are qualified in their entirety by reference to the full text of the Facility Agreement and Facility Amendment, copies of which are attached as Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007 and Exhibit 10.4 to the Company's Current Report on Form 8-K filed on June 11, 2010, respectively, and  which are incorporated herein by reference.

CUSIP No. 40963P105	Page 15 of 21

Except as set forth herein, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

Item 5 of the Schedule 13D is amended and restated as follows:

Item 5.	Interest in Securities of the Issuer.

(a)

(1)	Reporting Persons

Number of shares: 50,020,854 (16)
Percentage of shares: 42.62% (17)

(2)	Deerfield Capital

Number of shares: 43,063,455 (1)
Percentage of shares: 37.82% (17)

(3)	Deerfield Special Situations Fund

Number of shares: 3,836,837 (4)
Percentage of shares: 4.42% (17)

(4)	Deerfield Private Design Fund

Number of shares: 15,023,855(6)
Percentage of shares: 15.78% (17)

(5)	Deerfield Private Design International

Number of shares: 24,202,762(8)
Percentage of shares: 23.83% (17)

(6)	Deerfield Management

Number of shares: 6,957,400 (10)
Percentage of shares: 7.87% (17)

(7)	Deerfield Special Situations International

Number of shares: 6,957,400 (12)
Percentage of shares: 7.87% (17)

(8)	Flynn

Number of shares: 50,020,854 (14)
Percentage of shares: 42.62% (17)

CUSIP No. 40963P105	Page 16 of 21

(b)

(1)	Deerfield Capital

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 43,063,455 shares (1)
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 43,063,455 shares (1)(18)

(2)	Deerfield Special Situations Fund

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 3,836,837 shares (4)
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 3,836,837 shares (4)(18)

(3)	Deerfield Private Design Fund

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 15,023,855 shares (6)
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 15,023,855 shares (6)(18)

(4)	Deerfield Private Design International

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 24,202,762 shares (8)
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 24,202,762 shares (8)(18)

(5)	Deerfield Management

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 6,957,400 shares (10)
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 6,957,400 shares (10)(18)

(6)	Deerfield Special Situations International

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 6,957,400 shares (12)
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 6,957,400 shares (12)(18)

CUSIP No. 40963P105	Page 17 of 21

(7)	Flynn

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 50,020,854 shares (14)
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 50,020,854 shares (14)(18)

Flynn is the managing member of the general partner of each of Deerfield Capital and Deerfield Management.  Deerfield Capital is the general partner of Deerfield Special Situations Fund, Deerfield Private Design Fund and Deerfield Private Design International.  Deerfield Management is the investment manager of Deerfield Special Situations International.

(16)  Comprised of an aggregate of 17,509,011 shares of common stock, warrants to purchase 1,455,944 shares of common stock and, as of June 7, 2010,  31,055,899 shares of common stock issuable upon the conversion of an aggregate of 40,000 shares of Series A-1 Convertible Preferred Stock held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P. and Deerfield Special Situations Fund International Limited.

(17)  See footnote 3 above.

(18)  Until such time as the approval of shareholders is obtained, there are limitations on the number of shares of common stock issuable upon the conversion of Series A-1 Convertible Preferred Stock.  These provisions limit the number of shares of common stock issuable to the filing persons upon conversion of Series A-1 Convertible Preferred Stock to the following amounts:  Deerfield Capital, L.P. – 8,323,866 shares; Deerfield Special Situations Fund, L.P. – 548,829 shares; Deerfield Private Design Fund, L.P. – 2,977,857 shares; Deerfield Private Design International, L.P. – 4,797,180 shares; Deerfield Management Company, L.P. – 1,005,992 shares; Deerfield Special Situations International Limited– 1,005,992 shares; James E. Flynn – 9,329,858 shares.  Giving effect to the foregoing limitations, the number of shares of common stock as to which each of the filing persons has shared dispositive power is as follows:  Deerfield Capital, L.P. – 23,680,023 shares; Deerfield Special Situations Fund, L.P. – 2,558,803 shares; Deerfield Private Design Fund, L.P. – 8,089,445 shares; Deerfield Private Design International L.P. – 13,031,775 shares; Deerfield Management Company, L.P. – 4,614,790 shares; Deerfield Special Situations International Limited – 4,614,790 shares; and James E. Flynn – 28,294,813 shares.

(c)              The following table sets forth the transactions effected by the Reporting Persons in the shares of Common Stock of the Company during the 60 days prior to the date of filing of this Schedule 13D.  All such transactions were purchases of shares of Series A-1 Preferred Stock pursuant to the Investment Agreement (as defined in Item 4 of this Schedule 13D).

Date	Buyer	Number of Shares of Common Stock Purchased (18)	Price
June 7, 2010	Deerfield Special Situations Fund	2,353 shares of Series A-1 Preferred Stock which is convertible into 1,826,863 shares of Common Stock	$100 per share of Series A-1 Preferred Stock
June 7, 2010	Deerfield Private Design Fund	12,767 shares of Series A-1 Preferred Stock which is convertible into 9,912,267 shares of Common Stock	$100 per share of Series A-1 Preferred Stock
June 7, 2010	Deerfield Private Design International	20,567 shares of Series A-1 Preferred Stock which is convertible into 15,968,167 shares of Common Stock	$100 per share of Series A-1 Preferred Stock
June 7, 2010	Deerfield Special Situations International	4,313 shares of Series A-1 Preferred Stock which is convertible into 3,348,602 shares of Common Stock	$100 per share of Series A-1 Preferred Stock

CUSIP No. 40963P105	Page 18 of 21

(d)           No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock, warrants to purchase Common Stock and the Series A-1 Preferred Stock held by the Reporting Persons.

Item 6 of the Schedule 13D is amended as follows:

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

As described more fully in Item 4 above:

The Purchasers entered into an Investment Agreement with the Company, a copy of which is attached as Exhibit 10.1 to Company's Current Report on Form 8-K filed on June 11, 2010.

The Company issued Series A-1 Preferred Stock to the Purchasers with designations, preferences and rights as set forth in the Series A-1 Designations, a copy of which is attached as Exhibit 3.1 to Company's Current Report on Form 8-K filed on June 11, 2010.

The Company issued Series A-2 Preferred Stock to the Purchasers with designations, preferences and rights as set forth in the Series A-2 Designations, a copy of which is attached as Exhibit 3.2 to Company's Current Report on Form 8-K filed on June 11, 2010.

The Deerfield Purchasers and the Warburg Purchasers entered into a Voting Agreement dated as of June 7, 2010, a copy of which is attached hereto as Exhibit 99.13.

The Purchasers and the Company entered into a Registration Rights Agreement dated as of June 7, 2010, a copy of which is attached as Exhibit 10.3 to Company's Current Report on Form 8-K filed on June 11, 2010.

The Deerfield Purchasers and the Company entered into a First Amendment to the Facility Agreement dated as of June 7, 2010, a copy of which is attached as Exhibit 10.4 to Company's Current Report on Form 8-K filed on June 11, 2010.

CUSIP No. 40963P105	Page 19 of 21

Item 7 of the Schedule 13D is amended as follows:

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement*

Exhibit 99.2	Power of Attorney*

Exhibit 99.10	Investment Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 11, 2010).

Exhibit 99.11	Certificate of Designations of Series A-1 Preferred Stock (incorporated by reference to Exhibit 3.1 to Company's Current Report on Form 8-K filed on June 11, 2010).

Exhibit 99.12	Certificate of Designations of Series A-2 Preferred Stock (incorporated by reference to Exhibit 3.2 to Company's Current Report on Form 8-K filed on June 11, 2010).

Exhibit 99.13	Voting Agreement*

Exhibit 99.14	Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to Company's Current Report on Form 8-K filed on June 11, 2010).

Exhibit 99.15	First Amendment to Facility Agreement (incorporated by reference to Exhibit 10.4 to Company's Current Report on Form 8-K filed on June 11, 2010).

____________
*  Filed herewith

CUSIP No. 40963P105	Page 20 of 21

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 2010

DEERFIELD CAPITAL, L.P.

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Authorized Signatory

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Authorized Signatory

DEERFIELD PRIVATE DESIGN FUND, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Authorized Signatory

DEERFIELD PRIVATE DESIGN INTERNATIONAL, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Authorized Signatory

CUSIP No. 40963P105	Page 21 of 21

DEERFIELD MANAGEMENT COMPANY, L.P.

By:	Flynn Management LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Authorized Signatory

DEERFIELD SPECIAL SITUATIONS FUND INTERNATIONAL LIMITED

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Authorized Signatory

JAMES E. FLYNN

/s/ Darren Levine
Darren Levine, Attorney-in-Fact